EX-99.77H – Changes in control of registrant

As of November 28, 2011, East Tennessee Foundation (“East Tennessee”) ceased to be a control person of TIFF US Equity Fund (“USEF”), as such term is defined by the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of a redemption of shares on that date by East Tennessee, which caused East Tennessee’s share ownership to fall below 25% of the fund’s outstanding voting securities.  East Tennessee’s redemption was made in coordination with other members of USEF as part of a larger plan of fund liquidation.

TIFF Advisory Services, Inc. (“TAS”) purchased shares of USEF on November 22, 2011.  As of November 28, 2011, TAS became a control person of USEF, as such term is defined by the 1940 Act, following the redemptions of shares on that date by all other remaining shareholders of the fund as part of a plan of fund liquidation, which redemptions caused TAS’s share ownership to surpass 25% of the fund’s outstanding voting securities.